Mail Stop 4561

December 18, 2007

VIA U.S. MAIL AND FAX (212) 218-2808

John H. Hoffmann
Chief Financial Officer
Intervest Mortgage Corporation
One Rockefeller Plaza, Suite 400
New York, NY 10020-2002

   Re: **Intervest Mortgage Corporation**
     Form 10-K for Fiscal Year Ended
     December 31, 2006
     Filed March 28, 2007
     Form 10-Q for Quarterly Period Ended
     September 30, 2007
     Filed October 30, 2007
     File No. 033-27404-NY

Dear Mr. Hoffmann:

   We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Financial Statements

Notes to Consolidated Financial Statements

General

1.   Please tell us how you have complied with Item 302 of Regulation S-K, or tell us why you believe it was not necessary to include selected quarterly financial data.

Note 11. Income Taxes, page 43

2.   Please tell us how you have complied with paragraph 49 of SFAS 109, or tell us why you believe it was not necessary to include these disclosures.

Schedule IV, page 47

3.   Please tell us how you have complied with Rule 5-04 of Regulation S-X, or tell us why you believe it was not necessary to state the amount of balloon payment at maturity.

Form 10-Q for the quarterly period ended September 30, 2007

Exhibits 31.0 and 31.1

4.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have included the title of the certifying individual at the beginning of the certification and you have removed the phrase "including its consolidated subsidiaries" from paragraph 4(a). Please revise your certifications in future filings to comply with the Exchange Act Rules.

*   *   *   *

        Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief